Exhibit 33

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Dividend Reinvestment

29 April 2019

Rio Tinto notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Vested Share Account (VSA)

Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares (‘Shares’) held in a VSA are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc or Rio Tinto Limited shares in the market.

On 26 April 2019 the following PDMRs/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	1,515.28714	46.12795
Rio Tinto plc shares	Barrios, Alfredo	1,720.61189	46.12795
Rio Tinto plc shares	Jacques, Jean-Sébastien	7.46751	46.12795

On 29 April 2019 the following PDMRs/KMP acquired shares in Rio Tinto Limited by way of reinvestment of dividends received on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Salisbury, Christopher	493.08495	99.11000
Rio Tinto Limited shares	Soirat, Arnaud	1,703.61154	99.11000
Rio Tinto Limited shares	Trott, Simon	0.0692	99.11000

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 26 April 2019 the following PDMRs/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a UKSP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	7	46.12795
Rio Tinto plc shares	Jacques, Jean-Sébastien	123	46.12795
Rio Tinto plc shares	Soirat, Arnaud	10	46.12795

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘Shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market under the terms of myShare.

On 26 April 2019 the following PDMRs/KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	17.19	46.12795
Rio Tinto plc shares	Barrios, Alfredo	38.9007	46.12795
Rio Tinto plc shares	Jacques, Jean-Sébastien	32.2067	46.12795
Rio Tinto plc shares	Trott, Simon	6.8557	46.12795

On 29 April 2019 the following PDMRs/KMP acquired Rio Tinto Limited shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Trott, Simon	55.454	99.11000

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404